FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 30, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F   X             Form 40-F
                          -----                     -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                       No   X
                    -----                    -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                       No   X
                    -----                    -----

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                       No    X
                    -----                    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       Smith & Nephew plc
                                                       (Registrant)


Date: May 30, 2003                               By:   /s/ Paul Chambers
                                                       ---------------------
                                                       Paul Chambers
                                                       Company Secretary

28 May 2003


             SMITH & NEPHEW OBTAINS EUROPEAN REGULATORY CLEARANCE
                          FOR CENTERPULSE COMBINATION

Smith & Nephew announces that it has received regulatory clearance for its combination with Centerpulse AG from the European Commission.

Accordingly, all competition and antitrust related conditions to Smith & Nephew's combination with Centerpulse have now been satisfied. The wait period under anti-trust legislation in the United States expired earlier this month.

Smith & Nephew reiterates that Zimmer's intention to make a formal offer for Centerpulse is subject to a number of conditions, as well as further due diligence, following which Zimmer has reserved the right to reduce its offer price.

Enquiries:

Smith & Nephew plc                               Tel: +44 (0)20 7401 7646
Angie Craig
Corporate Affairs Director

Financial Dynamics                               Tel: +44 (0)20 7831 3113
David Yates


United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.